News Release

PNI Digital Media Announces Terms of Offering

Not for distribution to U.S. news wire services or dissemination in the United States

VANCOUVER, B.C. - December 3, 2013 PNI Digital Media Inc. (TSX: PN; OTCQB: PNDMF) ("PNI" or "PNI Digital Media" or the "Company") announces that it has entered into an underwriting agreement with a syndicate of underwriters led by underwriters led by [ ]* and including [ ]* (collectively, the "Underwriters"), for the sale on an underwritten basis, of 6,191,000 common shares at a price (the "Offering Price") of $1.05 per common share (the "Shares") to raise gross proceeds of $6,500,550 under a short form prospectus (the "Offering"). The Underwriters also have the option, exercisable in whole or in part at closing and for a period of up to 30 days following the closing date, to purchase an additional 15% of the number of Shares sold under the Offering at the Offering Price per Share.

The Offering is expected to close on or about December 20, 2013. The Offering is being made pursuant to a short form prospectus filed in each of the provinces of British Columbia, Alberta and Ontario. Completion of the offering is subject to certain customary conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and provincial securities regulators.

The net proceeds from the Offering will be used to strengthen the Company's balance sheet, accelerate the Company's mobile, API, and HTML5 development programs, and for working capital and general corporate purposes.

The securities referred to in this news release have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer for sale of securities, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.

About PNI Digital Media - PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

For Press Please Contact:
James Binckly
TMX Equicom
(416) 815-0700 x228
jbinckly@tmxequicom.com

Cameron Lawrence
PNI Digital Media Inc.
(604) 893-8955 x229
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company's annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC'S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are copyright of their respective owners.

* This information has been redacted in compliance with Rule 135c under the United States Securities Act of 1933, as amended.